AGFEED INDUSTRIES, INC.

1095 Qing Lan Avenue

Economic and Technical Development Zone

Nanchang City, Jiangxi Province

China, 330013

April 25, 2008

VIA FACSIMILE ((202) 942-9635)

AND EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Anne Nguyen Parker

Branch Chief

Re:	AgFeed Industries, Inc.

Registration Statement on Form S-3, as amended

File No. 333-149689

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), AgFeed Industries, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 10:00 a.m., Eastern Daylight Time, on April 29, 2008, or as soon thereafter as possible. In this regard, the Company is aware of its obligations under the Act.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AGFEED INDUSTRIES, INC.

By:	/s/ Junhong Xiong
Junhong Xiong
Chief Executive Officer

cc: John W. Madison, Esq., Securities and Exchange Commission (via fax)